                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)

                            Overseas Filmgroup, Inc.
        (formerly named "Entertainment/Media Acquisition Corporation")
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  690337 10 0
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                                 (CUSIP Number)

                              John R. McHale, Esq.
                        Gipson Hoffman & Pancione, P.C.
          1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                                 (310) 556-4660

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                     (Name, Address and Telephone Number
                             of Person Authorized
                     to Receive Notices and Communications)

                               October 31, 1996
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

CUSIP No.    690337 10 0
-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert B. Little

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]

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 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      OO

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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      [ ]

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

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                NUMBER OF          7  SOLE VOTING POWER
                 SHARES               0
              BENEFICIALLY       ---------------------------------------------
                OWNED BY           8  SHARED VOTING POWER
                  EACH                3,377,778
               REPORTING         ---------------------------------------------
                 PERSON            9  SOLE DISPOSITIVE POWER
                  WITH                0
                                 ---------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      3,128,218
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,377,778 (See response to Item 5)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    690337 10 0

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ellen Dinerman Little

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

--------------------------------------------------------------------------------

               NUMBER OF            7  SOLE VOTING POWER
                SHARES                 0
              BENEFICIALLY        ----------------------------------------------
               OWNED BY             8  SHARED VOTING POWER
                 EACH                  3,377,778
               REPORTING          ----------------------------------------------
                PERSON              9  SOLE DISPOSITIVE POWER
                 WITH                  0
                                  ----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER
                                       3,128,218
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,377,778 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     The title and class of equity securities to which this statement relates is Common Stock, $.001 par value per share (the "Common Stock") of Overseas Filmgroup, Inc., a Delaware corporation (the "Issuer") (formerly named "Entertainment/Media Acquisition Corporation"). The principal executive offices of the Issuer are located at 8800 Sunset Boulevard, Third Floor, Los Angeles, CA 90069.

Item 2. Identity and Background

     This statement on Schedule 13D is being filed jointly by Ellen Dinerman Little and Robert B. Little (the "Reporting Persons").

     Ellen Dinerman Little

     (a)   Ellen Dinerman Little

     (b)   8800 Sunset Blvd., Los Angeles, CA 90069

     (c) Ms. Little is the Co-Chairman of the Board, Co-Chief Executive Officer and President of the Issuer which is an independent film company engaged in the acquisition and worldwide license or sale of distribution rights to feature films. See Item 1 for the Issuer's address.

     (d) During the last five years, Ms. Little has not been convicted in any criminal proceeding.

     (e) During the last five years, Ms. Little has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which, as a result of such proceeding, subjected her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)   Ms. Little is a citizen of the United States of America.

     Robert B. Little

     (a)   Robert B. Little

     (b)   8800 Sunset Blvd., Los Angeles, CA 90069

     (c) Mr. Little is the Co-Chairman of the Board and Co-Chief Executive Officer of the Issuer which is an independent film company engaged in the acquisition and worldwide license or sale of distribution rights to feature films. See Item 1 for the Issuer's address.

     (d) During the last five years, Mr. Little has not been convicted in any criminal proceeding.

     (e) During the last five years, Mr. Little has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)   Mr. Little is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     2,928,218 shares of Common Stock of the Issuer (formerly known as "Entertainment/Media Acquisition Corporation") were acquired by the Reporting Persons in exchange for all of their common stock in a privately held corporation, Overseas Filmgroup, Inc. ("Old Overseas"), in accordance with the terms of that certain Agreement of Merger, dated as of July 2, 1996, by and among the Issuer, Old Overseas and the Reporting Persons, as amended by an Amendment to Agreement of Merger, dated as of September 20, 1996, by and among the same parties (as so amended, the "Merger Agreement"). Pursuant to the Merger Agreement, on October 31, 1996, Old Overseas merged with and into the Issuer (the "Merger"), which was the surviving corporation in the Merger and which changed its name from "Entertainment/Media Acquisition Corporation" to "Overseas Filmgroup, Inc."

     As a term and condition of the employment agreement entered into by each Reporting Person with the Issuer upon consummation of the Merger, and pursuant to the Issuer's 1996 Special Stock Option Plan and Agreement (the "Management Option Plan"), each of the Reporting Persons was granted two options for a total of 1,100,000 shares of Common Stock per Reporting Person (100,000 of which are currently exercisable): one option for 537,500 shares at an exercise price of $5.00 per share and one option for 562,500 shares at an exercise price of $8.50 per share.

     The Reporting Persons also jointly hold a voting proxy with respect to 249,560 shares of Common Stock owned by William F. Lischak, Chief Operating Officer, Chief Financial Officer and Secretary to the Issuer, who received such shares in the Merger.

Item 4.  Purpose of the Transaction

     The Common Stock was acquired pursuant to the Merger. The options to purchase Common Stock were granted pursuant to the Management Option Plan which was adopted in connection with the Merger. See the response to Item 3 above.

     (a) Pursuant to the Management Option Plan, each of the Reporting Persons was granted two options to purchase a total of 1,100,000 shares of Common Stock per Reporting Person (100,000 of which are currently exercisable). See the response to Item 3 above.

     As indicated under the response to Item 3, the Reporting Persons jointly hold a voting proxy with respect to 249,560 shares of Common Stock owned by William F. Lischak, Chief Operating Officer, Chief Financial Officer and Secretary of the Issuer. Such proxy continues during Mr. Lischak's ownership of the shares until the fifth anniversary of the Merger (the "Expiration Date"); provided, however, that such proxy terminates earlier if the Reporting

Persons own or control less the five percent of the outstanding voting power of the Issuer, or if the shares to which the proxy relates are sold in the public market. Such 249,560 shares of Common Stock owned by Mr. Lischak are also subject in the event of transfer by Mr. Lischak (including voluntary and certain involuntary transfers) to a right of first refusal or option to purchase at the then current market price (and a right of repurchase at $2.00 per share in the event Mr. Lischak's employment with the Issuer terminates for a reason other than death, disability, or the Issuer's material breach of Mr. Lischak's employment agreement) in favor of the Reporting Persons during Mr. Lischak's ownership of such shares until the Expiration Date.

     Pursuant to a Lock-Up and Registration Rights Agreement entered into in conjunction with the Merger, each of the Reporting Persons has agreed not to sell, or otherwise dispose of (except for estate planning purposes and other limited exceptions), any of the 2,928,218 shares of Common Stock received by them in exchange for their common stock in Old Overseas as part of the Merger (the "Merger Shares") for a period commencing upon consummation of the Merger and ending in three equal installments on February 16, 1998, February 16, 1999 and February 16, 2000. The lock-up will terminate earlier (i) with respect to an individual Reporting Person, if such person's employment with the Issuer is terminated Without Cause (as defined) by the Issuer or for Good Reason (as defined) by such person; (ii) with respect to 10% of the Merger Shares subject to the Lock-Up and Registration Rights Agreement if both the Reporting Persons are deceased; (iii) with respect to any of Mr. Lischak's shares of Common
Stock that are purchased by either Reporting Person or their designees pursuant to any right of first refusal or repurchase agreement; (iv) with respect to any Merger Shares surrendered in satisfaction of any indemnification obligation of the Reporting Persons under the Merger Agreement; and (v) with respect to a number of Merger Shares equal in value to the outstanding principal balance (plus interest) of a promissory note of the Issuer issued to the Reporting Persons as part of the Merger consideration, if the Issuer fails to pay any amount due under such note. The Reporting Persons have received certain demand and "piggyback" registration rights with respect to the Merger Shares pursuant to the Lock-Up and Registration Rights Agreement.

     (b) The Reporting Persons are aware of no plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) The Reporting Persons are aware of no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) The Reporting Persons are aware of no plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) The Reporting Persons are aware of no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

     (f) The Reporting Persons are aware of no plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

     (g) Pursuant to a Stockholders' Voting Agreement entered into in conjunction with the Merger, the Reporting Persons and Mr. Lischak, and certain other stockholders of the Issuer (the "Initial Stockholders") and the Issuer have agreed to use their best efforts to cause the Board of Directors of the Issuer to consist of seven members, including four persons designated by the Reporting Persons and three individuals designated by the Initial Stockholders. Pursuant to the Stockholders' Voting Agreement, each stockholder who is a party thereto has also agreed that the following actions will require the affirmative vote of at least 75% of the authorized number of directors of the Issuer: (i) any amendment to the Issuer's Certificate of Incorporation or Bylaws that would change the voting rights of stockholders, the number or classes of directors, or the notice or quorum requirements for meetings of the Board of Directors, committees or stockholders: (ii) a merger or sale of all or substantially all of the assets of the Issuer; (iii) the designation or issuance of any preferred stock and (iv) any amendment to operating guidelines adopted by the Issuer in conjunction with the Merger. The Stockholders' Voting Agreement will terminate eight and one-half years from the date of the Merger or sooner if the employment of the Reporting Persons and Mr. Lischak is terminated. In addition, the right of the Reporting Persons, and of the Initial Stockholders, to designate directors (but not the obligation to vote for the designees of others) will terminate (i) as to the Reporting Persons (A) if they (and Mr. Lischak ) own less than 794,444 shares of Common Stock, they will be entitled to designate only two directors, and (b) if the Reporting Persons (and Mr. Lischak) own less than 20,000 shares, they will not be entitled to designate any director; or (ii) as to the Initial Stockholders, (A) if they own less than 175,000 shares of Common Stock, they will be entitled to designate only two directors, (B) if they own less than 125,000 shares, they will be entitled to designate only one director, and (C) if they own less than 20,000 shares, they will not be entitled to designate any director. The Initial Stockholders consist of Jeffrey A. Rochlis, Barbara Boyle, the Hoberman Family Trust Dated 9/18/92, John Hyde, Sparta Partners III and Stephen K. Bannon, Scot K. Vorse and Gary M. Stein, individually and as general partners of Sparta Partners III.

     (h) The Reporting Persons are aware of no plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Reporting Persons are aware of no plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) Except as set forth above, the Reporting Persons are aware of no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The Statement on Schedule 13D is being filed jointly by Ellen Dinerman Little and Robert B. Little (the "Reporting Persons").

     (a) Ellen Dinerman Little beneficially owns 3,377,778 shares of Common Stock (including 200,000 shares subject to currently exercisable options and 249,560 pursuant to an irrevocable proxy granted by William F. Lischak to Ms. Little and her spouse). 2,928,218 of such shares are owned as community property with Robert B. Little, Ms.
Little's spouse. Of the 200,000 shares subject to currently exercisable options, 100,000 shares are subject to currently exercisable options granted to Ellen Dinerman Little's spouse (Robert B. Little) pursuant to the Issuer's Management Option Plan which generally may only be exercised by Ms. Little's spouse. The filing of this Schedule 13D shall not be deemed an admission that Ellen Dinerman Little is the beneficial owner of the options granted to her spouse.

     The number of shares of Common Stock beneficially owned by Ms. Little does not include (i) 1,000,000 shares of Common Stock subject to options granted to her pursuant to the Management Option Plan, the exercisability of which is subject to certain vesting requirements, or (ii) 1,000,000 shares of Common Stock subject to options granted to her spouse pursuant to the Management Option Plan, the exercisability of which is subject to certain vesting requirements.

     Robert B. Little beneficially owns 3,377,778 shares of Common Stock (including 200,000 shares subject to currently exercisable options and 249,560 pursuant to an irrevocable proxy granted by William F. Lischak to Mr. Little and his spouse). 2,928,218 of such shares are owned as community property with Ellen Dinerman Little, Mr. Little's spouse. Of the 200,000 shares subject to currently exercisable options, 100,000 shares are subject to currently exercisable options granted to Robert B. Little's spouse (Ellen Dinerman Little) pursuant to the Issuer's Management Option Plan which generally may only be exercised by Mr. Little's spouse. The filing of this Schedule 13D shall not be deemed an admission that Robert B. Little is the beneficial owner of the options granted to his spouse.

     The number of shares of Common Stock beneficially owned by Mr. Little does not include (i) 1,000,000 shares of Common Stock subject to options granted to him pursuant to the Management Option Plan, the exercisability of which is subject to certain vesting requirements, or (ii) 1,000,000 shares of Common Stock subject to options granted to his spouse pursuant to the Management Option Plan, the exercisability of which is subject to certain vesting requirements.

     The foregoing is based upon the Issuer's Proxy Statement dated September 25, 1996 which reported that upon consummation of the Merger, 5,777,778 shares of Common Stock would be outstanding.

     (b)   Ellen Dinerman Little:
           sole power to vote or direct the vote: 0 shares shared power to vote or direct the vote: 3,377,778 shares sole or shared power to dispose of or to direct the disposition:
           3,128,218 shares

           Robert B. Little:
           sole power to vote or direct the vote: 0 shares shared power to vote or direct the vote: 3,377,778 shares sole or shared power to dispose of or to direct the disposition:
           3,128,218 shares

     (c), (d) and (e) are inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Robert B. Little and Ellen Dinerman Little are husband and wife.

     See also the responses to Items 4(a) and 4(g).

Item 7.  Material to be Filed as Exhibits

1.         Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).

2.1 Agreement of Merger dated as of July 2, 1996, by and among Entertainment/Media Acquisition Corporation, Overseas Filmgroup, Inc., and Ellen Dinerman Little and Robert B. Little. Incorporated by reference to Exhibit 10.7 to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended May 31, 1996.

2.2 Amendment to Agreement of Merger dated as of September 20, 1996, by and among Entertainment/Media Acquisition Corporation, Overseas Filmgroup, Inc., and Ellen Dinerman Little and Robert B. Little. Incorporated by reference to Exhibit 10.8 to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended August 31, 1996.

3.1        1996 Special Stock Option Plan and Agreement dated October 31, 1996.
           Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1996.

3.2        Stockholders' Voting Agreement dated as of October 31, 1996.
           Incorporated by reference to Exhibit 10.15 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1996.

3.3        Lock-Up and Registration Rights Agreement dated as of October 31,
           1996.   Incorporated by reference to Exhibit 10.16 to the Issuer's
           Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1996.

3.4 Agreement dated as of July 2, 1996 by and between Ellen Dinerman Little and Robert B. Little, husband and wife, and William F. Lischak.

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 4, 1996                       /s/ ELLEN DINERMAN LITTLE
                                       -----------------------------------
                                           Ellen Dinerman Little



November 4, 1996                       /s/ ROBERT B. LITTLE
                                       -----------------------------------
                                           Robert B. Little

                               INDEX TO EXHIBITS



                                                                                                          SEQUENTIALLY NUMBERED
EXHIBITS                                                                                                       PAGE NUMBER
1.         Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).

2.1        Agreement of Merger dated as of July 2, 1996, by and among Entertainment/Media Acquisition
           Corporation, Overseas Filmgroup, Inc., and Ellen Dinerman Little and Robert B. Little.
           Incorporated by reference to Exhibit 10.7 to the Issuer's Quarterly Report on Form
           10-Q for the Quarter ended May 31, 1996.

2.2        Amendment to Agreement of Merger dated as of September 20, 1996, by and among
           Entertainment/Media Acquisition Corporation, Overseas Filmgroup, Inc., and Ellen
           Dinerman Little and Robert B. Little.  Incorporated by reference to Exhibit 10.8 to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended August 31, 1996.

3.1        1996 Special Stock Option Plan and Agreement dated October 31, 1996.  Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the
           Securities and Exchange Commission on November 12, 1996.

3.2        Stockholders' Voting Agreement dated October 31, 1996.  Incorporated by reference to
           Exhibit 10.15 to the Issuer's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on November 12, 1996.

3.3        Lock-Up and Registration Rights Agreement dated October 31, 1996.  Incorporated by reference to Exhibit 10.16 to the Issuer's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on November 12, 1996.

3.4        Agreement dated as of July 2, 1996 by and between Ellen Dinerman Little and Robert B. Little, husband and wife, and William F. Lischak.